UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   |_| Form 10-KSB   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
               |_| Form 10-D     |_| Form N-SAR  |_| Form N-CSR

         For Period Ended:  September 30, 2008
                          ---------------------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         --------------------

      Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION

Orsus Xelent Technologies, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

12th Floor, Tower B, Chaowai MEN Office Building, 26 Chaowai Street,
Chaoyang Disc.
--------------------------------------------------------------------------------
Address of Principal Executive Office

Beijing, People's Republic of China, 100020
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

      The Registrant cannot file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 within the prescribed time period due to delays in compiling the information for the preparation of the financial statements and management's discussion and analysis for the Form 10-Q and due to the resignation, effective on October 17, 2008, of the Registrant's auditors, Mazars CPA Limited, as previously disclosed in the Registrant's Current Report on Form 8-K dated October 22, 2008. The Registrant is working diligently with its new auditors, PKF Certified Public Accountants, to complete its Quarterly Report on Form 10-Q and expects to file its Form 10-Q no later than five days following its prescribed due date.

PART IV  - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Zhao Hongwei, Chief Financial Officer      (86-10)       85-65-3777
---------------------------------------    ----------    --------------------
(Name)                                     (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no,
identify report(s).                Yes |X|   No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   Yes |_|   No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Orsus Xelent Technologies, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2008                /s/ Zhao Hongwei
                                       ------------------------------
                                       By: Zhao Hongwei
                                       Title: Chief Financial Officer


                                      -3-